SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
TENDER OFFER STATEMENT
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Synavant Inc.
(Name of Subject Company (issuer))

Amgis Acquisition Corp.
a Wholly Owned Subsidiary of
Dendrite International, Inc.
(Names of Filing Persons) (offerors))

Common Stock, Par Value $.01 Per Share
(Including the Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

068480201
(CUSIP Number)

Christine A. Pellizzari
General Counsel
Dendrite International, Inc.
1200 Mt. Kemble Avenue
Morristown, New Jersey  07960-6797
(973) 425-1200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Ronald H. Janis, Esq.
Pitney, Hardin, Kipp & Szuch LLP
200 Campus Drive
Florham Park, New Jersey  07932
(973) 966-8263

CALCULATION OF FILING FEE

Transaction Valuation Not Applicable	Amount of Filing Fee Not Applicable

[ ]	Check the box if any part of the fee is offset as provided by Rule0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	Filing Party: Date Filed:

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [  ]

FOR IMMEDIATE RELEASE DENDRITE INTERNATIONAL ANNOUNCES
PROPOSAL TO ACQUIRE SYNAVANT FOR $2.50 PER SHARE
OFFER REPRESENTS ALMOST 9% PREMIUM OVER IMPLIED VALUE OF SYNAVANT-CEGEDIM MERGER

Additional legend to press release issued by Dendrite earlier today.

Morristown, NJ, April 21, 2003 – Dendrite International, Inc. (NASDAQ: DRTE) re-issued the press release it issued earlier today with an additional legend. The revised press release follows:

Morristown, New Jersey, April 21, 2003 – Dendrite International, Inc. (NASDAQ: DRTE) today announced that it has made a proposal to the Board of Directors of Synavant Inc. to acquire all of the outstanding shares of Synavant (NASDAQ: SNVT) at a cash price of $2.50 per share. This represents almost a 9% premium over the $2.30 per share price Cegedim, S.A. has agreed to pay Synavant in their proposed merger.

Dendrite also announced today the filing of a complaint in the Delaware Chancery Court seeking to invalidate the Synavant-Cegedim merger agreement and the inappropriate termination and expense fees payable to Cegadim thereunder as well as other contended costs. The lawsuit also seeks to compel Synavant to waive its poison pill and compliance with Delaware General Corporation Law Section 203 as it has done for Cegedim. Dendrite has indicated that it would increase its offer to Synavant stockholders should the termination fees be invalidated.

“We are hopeful that Synavant’s Board will consider the best interests of its stockholders and respond favorably to our proposal,” said John E. Bailye, the Chairman and CEO of Dendrite. “We are fully prepared to accept the same merger agreement as Cegedim, with minor modifications concerning employment and items not significant to the stockholders of Synavant so that Synavant stockholders can consider our $2.50 per share cash offer.”

Like the Cegedim merger, the merger with Dendrite would be a two-step process starting with a tender offer which Dendrite is prepared to commence immediately.

Dendrite’s tender offer would be conditioned upon, among other things, the acquisition of at least a majority of outstanding Synavant shares. The offer would not be contingent on the receipt of financing. The full terms of the tender offer would be contained in a filing with the Securities and Exchange Commission.

The following is the full text of a letter sent by Mr. Bailye to the Board of Directors of Synavant on April 21, 2003, making the proposal and offering to negotiate a merger agreement.

April 21, 2003

Board of Directors
Synavant Inc.
3445 Peachtree Road, Suite 1400
Atlanta, Georgia 30326
Attention:   Wayne P. Yetter, Chairman and Chief Executive Officer

Dear Mr. Yetter:

Dendrite is offering to enter into a two-step acquisition transaction with Synavant, which Dendrite is prepared to commence immediately. In the first step a Dendrite subsidiary would make a tender offer for all outstanding Synavant shares at a price of $2.50 per share in cash. This is almost a 9% premium over the price per share Cegedim is offering. The tender offer would be subject to a minimum tender condition of at least 50.1% of outstanding shares. In the second step, the acquisition subsidiary and Synavant would merge and all remaining Synavant shares would be acquired for the same cash price per share of $2.50. The merger agreement would provide that each outstanding Synavant stock option would be entitled to a cash payment equal to the spread between $2.50 and exercise price per share of the option. The restricted stock units would also be paid at the same $2.50 price per share. The merger agreement would be conditioned on the same terms as the Cegedim merger agreement, including the removal of your anti-takeover defenses. Dendrite has sufficient cash on hand to complete the transaction.

Because Synavant directors have failed to conduct negotiations with us in accordance with its duties under Delaware law, Dendrite has filed a complaint in the Delaware Chancery Court seeking to have Synavant’s merger agreement with Cegedim invalidated so that Synavant stockholders can receive the benefit of our higher offer. This lawsuit is necessary because the Board in the past has not negotiated with us in good faith despite our serious and superior offers to Synavant. If the termination and expense fee provisions in the merger agreement are invalidated, we would increase our offer to your stockholders.

   Very truly yours,

John E. Bailye

About Dendrite

Dendrite develops and delivers solutions that increase value in sales, marketing, and clinical processes for pharmaceutical and other life science clients. For more information, visit www.dendrite.com

Investor Relations
Kathy Donovan

908-541-5863

investorrelations@dendrite.com

Note: Dendrite is a registered trademark of Dendrite International, Inc.

This press release and the documents included herein are neither an offer to purchase nor a solicitation of an offer to sell securities. Any tender offer will be made only through an offer to purchase and related letter of transmittal. Investors and security holders are strongly advised to read the tender offer statement regarding the tender offer referred to in this press release, if and when such document is filed and becomes available, because it will contain important information.

Any such tender offer statement would be filed by Dendrite International, Inc. with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of the tender offer statement (if and when filed and available) and other relevant documents on the SEC’s web site at: www.sec.gov. Any such tender offer statement and related materials may also be obtained for free by directing such requests to Dendrite International, Inc. (973) 425-1200.

If Dendrite International, Inc. commenced a tender offer, Dendrite International, Inc. would file a preliminary consent statement and other solicitation materials with the SEC relating to Dendrite’s solicitation of written consents from the stockholders of Synavant Inc. Investors and security holders are strongly advised to read any such definitive consent statement, if and when it is filed and becomes available, because it will contain important information. The definitive consent statement would be filed by Dendrite International, Inc. with the SEC. Investors and security holders can obtain a free copy of the consent statement (if and when it is filed and available) and other relevant documents on the SEC’s web site at: www.sec.gov. The consent statement and related materials may also be obtained for free by directing such requests to Dendrite International, Inc. (973) 425-1200.

This document contains forward-looking statements that are based on Dendrite International, Inc.’s current expectations, estimates and projections. The statements may be identified by such forward-looking terminology as “expect,” “believe,” “may,” “ will,” “intend,” “plan,” and similar statements or variations. All “outlook” information constitutes forward-looking statements. Such forward-looking statements are based on our current expectations, estimates, assumptions and projections and involve certain significant risks and uncertainties, including those which may result from our dependence on the pharmaceutical industry; dependence on major customers; economic pressures and legislative and regulatory impact on our customers; fluctuations in quarterly revenues due to lengthy sales and implementation cycles for our products; our fixed expenses in relation to fluctuating revenues; successful and timely development and introduction of new products and versions; rapid technological changes; increased competition; international operations; acquisitions; our ability to attract and retain key personnel; the protection of our proprietary technology; our ability to compete in the Internet-related products and services market; the continued demand for Internet-related products and services; the ability of our third party vendors to respond to technological change; our ability to maintain our relationships with third-party vendors; results from strategic relationships; risks associated with events that may affect the world economy, including military actions and threats of terrorism and other hostilities; catastrophic events which could negatively affect our information technology infrastructure; difficulties disposing of certain of our facilities; and unexpected changes in accounting regulations, standards or interpretations. Other important factors that should be considered are included in the Company's 10-K, 10-Qs, and other reports filed with the SEC. Actual results may differ materially. The Company assumes no obligation for updating any such forward-looking statements to reflect actual results, changes in assumptions or other changes affecting such forward-looking statements.

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE IN AND FOR NEW CASTLE COUNTY

DENDRITE INTERNATIONAL, INC.,	)
)
Plaintiff,	)
)
v	)	Civil Action No. ____________-NC
)
)
SYNAVANT INC., WAYNE P. YETTER,	)
PETER H. FUCHS, ROBERT J	)
KAMERSCHEN, H. EUGENE	)
LOCKHART, MARY A. MADDEN,	)
BARRY L. WILLIAMS, CEGEDIM, S.A.,	)
and JIVAGO ACQUISITION CORP.,	)
)
Defendants	)

COMPLAINT

        Plaintiff Dendrite International, Inc. (“Dendrite” or “Plaintiff”), by its undersigned attorneys, alleges for its Complaint against Defendants as follows:

NATURE OF THE ACTION

        1.     This is an action for declaratory and injunctive relief to remedy, among other things, a violation of Delaware law by the directors of Synavant Inc. (“Synavant” or the “Company”) in having prematurely entered into a merger agreement with Cegedim, S.A. (“Cegedim”) and its wholly-owned subsidiary, Jivago Acquisition Corp. (“Jivago”), without fulfilling their most basic obligation to conduct a full and fair sale process to ensure that the Synavant shareholders received the highest value reasonably available. By their actions, Synavant and its directors, at least half of whom have a conflicting interest in the merger with Cegedim, have not only deprived Synavant’s stockholders of additional merger consideration but also, by their conduct of a disingenuous and biased sale process, have deprived Dendrite of the opportunity to acquire the unique business opportunity represented by a business combination with Synavant.

THE PARTIES

        2.     Dendrite is a New Jersey corporation with its principal place of business at 1200 Mount Kemble Avenue, Morristown, New Jersey 07960-6797, and is the holder of record of 100 shares of Synavant common stock.

        3.     Upon information and belief, Defendant Synavant is a Delaware corporation with its principal place of business at 3445 Peachtree Road N.E., Suite 1400, Atlanta, Georgia 30326.

        4.     Upon information and belief, Defendant Wayne P. Yetter (“Mr. Yetter”) is the Chairman and Chief Executive Officer of Synavant, and is a Member of the Board of Directors of Synavant. Mr. Yetter received over $670,000 in compensation from Synavant in 2002, and, under the terms of the merger with Cegedim, would be assured of significant continuing benefits.

        5.     Upon information and belief, Defendant Peter H. Fuchs (“Mr. Fuchs”) is a Member of the Board of Directors of Synavant.

        6.     Upon information and belief, Defendant Robert J. Kamerschen (“Mr. Kamerschen”) is a Member of the Board of Directors of Synavant. Mr. Kamerschen is also a member of the board of directors of IMS Health Incorporated (“IMS”). In connection with the merger, IMS and Cegedim entered into a non-competition agreement whereby Cegedim agreed until August 31, 2005 not to engage in certain specified businesses in which IMS is currently engaged.

        7.     Upon information and belief, Defendant H. Eugene Lockhart (“Mr. Lockhart”) is a Member of the Board of Directors of Synavant. Mr. Lockhart is also a member of the board of directors of IMS.

        8.     Upon information and belief, Defendant Mary A. Madden (“Ms. Madden”) is a Member of the Board of Directors of Synavant.

        9.     Upon information and belief, Defendant Barry L. Williams (“Mr. Williams”) is a Member of the Board of Directors of Synavant (collectively, Messrs. Yetter, Fuchs, Kamerschen, Lockhart and Williams and Ms. Madden are referred to as the “ Director Defendants”).

        10.     Upon information and belief, Defendant Cegedim is a French corporation, with its principal place of business at 110-116 rue d’Aguesseau — BP 405 — 92103 Boulogne Billancourt Cedex – France.

        11.     Upon information and belief, Defendant Jivago is a Delaware corporation and is a wholly-owned subsidiary of Cegedim. Upon information and belief, Jivago was formed for the purpose of effectuating the transaction with Synavant.

BACKGROUND

        12.     For the greater part of the past year, Dendrite has repeatedly attempted to engage the Synavant Board of Directors in discussions regarding a possible business combination between the two companies and has made no less than 11 proposals to the Synavant Board that would provide substantial value to Synavant’s shareholders. The Synavant Board has responded to these overtures by summarily rejecting Dendrite’s offers and refusing to engage in discussions, attempting to limit Dendrite’s ability to make proposals directly to Synavant’s shareholders and, finally, arranging a sale of Synavant to Cegedim without ever even bothering to determine if Dendrite was willing to offer superior value to the Synavant shareholders.

        13.     By letter dated May 13, 2002, Dendrite made an offer to purchase Synavant at a price per share that offered a premium over the then-market price of Synavant shares as traded on NASDAQ. Synavant rejected Dendrite’s proposal.

        14.     In or about the late Summer of 2002, Dendrite and Synavant re-initiated discussions regarding Dendrite’s possible combination with Synavant.

        15.     Under the guise of being interested in engaging in discussions regarding a possible business combination, on or about August 14, 2002, Synavant induced Dendrite to enter into a MUTUAL CONFIDENTIALITY AND NON-DISCLOSURE AGREEMENT (the “Confidentiality Agreement”) pursuant to which the parties agreed to evaluate a possible business relationship or transaction. A true copy of the Confidentiality Agreement is attached hereto as Exhibit “A”. Section 1 of the Confidentiality Agreement prevented either party from disclosing the substance of any negotiations between them to a third party.

        16.     Section 7 of the Confidentiality Agreement included a provision providing for a “standstill” period of one year during which Dendrite was prohibited from taking any action, including making a tender offer or merger proposal, to acquire the stock or control of Synavant without first obtaining the written consent of the Board of Directors of Synavant (the “Standstill Provision”).

        17.     The Standstill Provision no longer applied if a third party took any action to acquire the stock or control of Synavant.

        18.     As set forth herein, notwithstanding Synavant’s assurances to Dendrite, Synavant never had any intention of fairly considering Dendrite’s offer but rather acted under such pretext to lock-up Dendrite and prevent it from directly presenting proposals to Synavant’s Board of Directors and shareholders.

        19.     By letter dated November 25, 2002, Dendrite made a proposal to Synavant for the acquisition of certain divisions of Synavant for $30 million in cash. Dendrite’s offer was rejected.

        20.     At about this time, upon information and belief, existing change of control agreements applicable to Synavant’s Chairman and CEO, Mr. Yetter, and senior executives were amended in anticipation of the impending sale of Synavant to Cegedim, and $600,000 was paid to them.

        21.     By letter dated February 7, 2003 and as required in the Standstill Provision, Dendrite requested approval of the Synavant Board of Directors to make a proposal to acquire Synavant pursuant to a merger for $1.60 per share of Synavant common stock to be paid in Dendrite common stock, which represented a 70% premium over the prior month’s average closing price of the Synavant stock.

        22.     Synavant refused to provide such approval and would not even discuss the proposed merger with Dendrite.

        23.     In response, Dendrite indicated that it would be willing to increase the purchase price by $1 million, and pay up to 20% in cash and again requested that the Director Defendants permit the process to proceed.

        24.     No response was received.

        25.     Dendrite then indicated it would be willing to increase, even further, its purchase price for Synavant, to $29 million, with 20% payable in cash and the remainder in Dendrite common stock.

        26.     By letter dated February 19, 2003, Synavant refused to give the required consent and instead indicated that its obligations to a “third party” prevented it from considering the proposal.

        27.     Based upon the February 19 letter, it was clear that Synavant was engaging in discussions with a “third party” with respect to the sale of its business, that it had agreed to certain restrictions with that third party preventing it from consenting to Dendrite’s request, and that it had no intention of considering Dendrite’s proposal.

        28.     Nonetheless, by letter dated March 3, 2003, Dendrite again indicated it intended to revise its offer to adjust the nature of the consideration to provide for more cash to be paid (up to 40%), if the Directors Defendants would allow Dendrite to present the offer.

        29.     Synavant again refused to give the required consent.

        30.     Although the Synavant Board of Directors refused even to discuss a possible transaction with Dendrite, on March 16, 2003, Synavant issued a press release stating that it had entered into a definitive agreement for the sale of its International IM Division to defendant Cegedim for $43.5 million in cash, with Synavant retaining substantial liabilities (the “Cegedim Purchase Agreement”). Upon information and belief, the Cegedim Purchase Agreement was inferior to Dendrite’s March 3, 2003 proposal to acquire all of Synavant, and in all events, was agreed to without Synavant and its directors having engaged in good faith negotiations with Dendrite to seek the highest price reasonably available for the Synavant shareholders.

        31.     On March 24, 2003, Dendrite offered to pay $29 million for all the issued and outstanding stock of Synavant. The March 24 offer, which was the same offer Dendrite had requested approval to make before the Cegedim agreement was signed, was superior to Cegedim’s offer to purchase the International IM Division.

        32.     Dendrite’s offer would have resulted in the full $29 million being paid to the Synavant Stockholders whereas, upon information and belief, the proceeds of the Cegedim purchase price would have been used to pay certain of Synavant’s liabilities including, but not limited to: (i) as disclosed in Synavant’s earning release, dated March 21, 2003, the liability to fully fund the Chairman and CEO’s and other senior executives’ excessive severance packages aggregating up to $6 million dollars, and (ii) the current payment of $8.4 million of Synavant’s contingent, future liabilities to IMS.

        33.     Under Dendrite’s offer, all the liabilities of Synavant, including those to be paid from the Cegedim proceeds, would have been assumed by Dendrite.

        34.     Realizing that Dendrite’s offer to acquire the entire company was superior, upon information and belief, Synavant disclosed the terms of Dendrite’s offer to Cegedim, in violation of the Confidentiality Agreement, which resulted in Cegedim’s ultimately offering to purchase the entire company.

        35.     At the same time, Synavant, after some delay, offered to allow Dendrite to engage in some due diligence and responded to some requests for information, but would not respond to many reasonable requests for other information necessary for Dendrite to fully evaluate Synavant’s value.

        36.     Prior to being able to complete its abbreviated due diligence of Synavant, Dendrite, at the insistence of Synavant, submitted another offer to purchase Synavant on April 4, 2003. Dendrite proposed to acquire all the issued and outstanding stock of Synavant for 2,800,000 shares of Dendrite common stock plus $6 million in cash, which offer approximated $31 million.

        37.     Dendrite was then informed that no further responses would be provided to requests for information notwithstanding the fact that Dendrite had informed Synavant that clarification of certain information could lead to an increased offer.

        38.     In response to Dendrite’s April 4 offer, Synavant informed Dendrite that a better offer for the entire company had been received and that Dendrite was no longer being considered as a potential acquirer of Synavant.

        39.     Undeterred by Synavant’s unfair treatment and stonewalling, on April 9, 2003, Dendrite submitted draft merger documents and, to make the then-current offer even more attractive, volunteered that Synavant might want to request a mechanism whereby the Synavant stockholders would be allowed to select either cash or stock in whatever percentage they desired, with an aggregate cap on cash payments of $6 million.

        40.     Later on April 9, 2003, after making calls to Synavant and Alterity Partners, LLC (“Alterity”), Synavant’s financial advisor, Dendrite learned that Synavant intended to accept an all-cash offer for all of Synavant from a third-party. At all times pertinent hereto, Alterity acted as Synavant’s representative and agent in soliciting bids and communicating with Synavant and the offerors.

        41.     By e-mail on April 9, Dendrite revised its proposal and offered to pay $35 million, all cash, for the issued and outstanding stock of Synavant, which corresponds to $2.30 per share. In addition, Dendrite had already indicated its willingness to pay the additional amounts required to pay holders of stock options and restricted stock the amounts to which they were contractually entitled as a result of the merger. On April 10, 2003, Dendrite advised Synavant that, among other things, it was “ready, willing and able to close expeditiously on the offer we submitted yesterday and would be open to converting that to a tender offer followed by a merger and to likewise close expeditiously on that transaction.” Dendrite was informed by Synavant that a decision would be made within the next couple of days.

        42.     Dendrite was never again contacted by Synavant.

        43.     Based on information and belief, at the time Dendrite submitted its offer to pay $35 million cash, Cegedim’s offer to Synavant stood at millions of dollars less. Yet on Saturday, April 12, 2003, Synavant issued a press release stating that it had entered into a definitive agreement with Cegedim and Jivago (the “Cegedim Merger Agreement”) for Cegedim to purchase all of the issued and outstanding Synavant stock at a price of $2.30 per share in cash, which converts to slightly less than $35 million dollars in the aggregate. A copy of the Cegedim Merger Agreement is attached hereto as Exhibit “B”.

        44.     The April 10, 2003 offer of Dendrite and the Cegedim Merger Agreement consisted of substantially the same consideration, approximately $35.0 million in cash for the issued and outstanding stock of Synavant, which corresponds to $2.30 per share. Both offers included the same cash payment with respect to outstanding options and restricted stock units. Notwithstanding that the two offers were virtually identical, the Director Defendants remarkably never contacted Dendrite to determine if it would be willing to increase its offer to provide greater value to the Synavant shareholders.

        45.     The Cegedim Merger Agreement includes an impermissibly high break-up fee totaling 5.7% of the price, which consists of $1.095 million “termination fee” and a $900,000 note. The note, unlike the termination fee, is payable whether or not the transaction closes and is payable even if the termination fee is not triggered.

        46.     The Cegedim Merger Agreement also provides that Cegedim will guarantee employment to all of Synavant’s employees on substantially the same terms as provided by Synavant, which includes employment of Synavant’s Chairman and Chief Executive Officer, Mr. Yetter, and other senior executives who were closely involved in advising Synavant’s Board of Directors with respect to the transaction. Dendrite earlier had expressed to Synavant an unwillingness to provide an absolute guarantee of employment to senior executives.

        47.     Further, while the Cegedim Merger Agreement grants the Director Defendants the right to accept a “Superior Proposal,” subject to paying the impermissible termination and expense fees, the agreement defines a “Superior Proposal” as one more favorable to the stockholders than “any alternative proposal offered by Cegedim.” Thus, the Cegedim Merger Agreement impermissibly grants Cegedim the right to match any offer by Dendrite, and if Cegedim does so, Synavant cannot accept alternative proposals.

        48.     In summary, despite receiving bids for substantially similar consideration from both Dendrite and Cegedim, Synavant and the Director Defendants acted improperly in declaring Cegedim the winner of the sale process and granted to Cegedim an impermissibly high break up fee (including the unconditional $900,000 note), the matching right, and the promise of employment to Synavant’s Chairman and CEO and other senior executives.

        49.     The Director Defendants did not allow the two bidders the opportunity to improve the virtually identical offers and prematurely selected the Cegedim offer because it was their intent to do so from the inception of the sale process. Regardless of competing bids received, Synavant improperly engineered the bidding process to result in the inferior Cegedim offer being chosen.

        50.     Earlier today, Dendrite submitted a “higher and better offer” to Synavant (“Dendrite’s Higher and Better Offer”) which represents a premium over the $2.30 per share price Cegedim agreed to pay Synavant. In addition, Dendrite expressed its willingness to increase further the consideration to the Synavant shareholders if the illegal termination and expense fees contained in the Cegedim Merger Agreement are declared null and void. A copy of Dendrite’s Higher and Better Offer is attached hereto as Exhibit “C”.

        51.     Moreover, upon information and belief, the Director Defendants, while agreeing to act to exempt the Cegedim transaction from the effects of Synavant’s shareholders rights plan (the “Poison Pill”) and Section 203 of the Delaware General Corporation Law (“Section 203”), have refused to remove the restrictions of Poison Pill and Section 203 so that Dendrite’s superior offer can be presented to the Synavant shareholders.

IRREPARABLE HARM

        46.     If the breaches of fiduciary duty described herein are permitted to continue unchecked, Plaintiff as well as all other shareholders of Synavant will suffer substantial, irreparable harm. Synavant’s shareholders will lose the right to receive the highest value available for their shares, and Dendrite will lose the opportunity to have its offer fairly considered by the Synavant shareholders.

        47.     Absent injunctive relief, Defendants will consummate a transaction that is far less beneficial to the Synavant shareholders than Dendrite’s currently available superior offer, and Dendrite will forever lose the irreplaceable opportunity to create a new combined Dendrite/Synavant entity with unique business strengths. Monetary damages for the losses that Plaintiff will sustain cannot be readily calculated and, in any event, could not compensate the unique loss that Plaintiff will suffer.

COUNT I

Against The Director Defendants For
Breach Of Fiduciary Duty — Revlon

        48.     Plaintiff repeats and realleges the allegations in paragraphs 1 through 47.

        49.     The Director Defendants initiated a process to sell control of Synavant, which imposed under Delaware law heightened fiduciary responsibilities to maximize Synavant’s value for the benefit of its shareholders and requires enhanced scrutiny by this Court of the Director Defendants’ conduct.

        50.     Delaware law assures shareholders that, if their corporation is to be sold, they will receive the benefit of an active and diligent board carrying out its settled fiduciary obligations to ensure that the shareholders receive the highest value reasonably attainable. The conduct of the Director Defendants does not come close to satisfying their responsibilities in the context of a sale of Synavant.

        51.     Before entering into the Cegedim Purchase Agreement, the Director Defendants had a duty to conduct a full and fair sale process to maximize value for the Synavant shareholders, which included an obligation to seek all material information reasonably available to determine whether a superior offer was available from Dendrite. The Director Defendants breached this duty by failing to determine whether Dendrite’s proposal offered superior value to the Synavant shareholders.

        52.     Before entering into an agreement with Cegedim for the sale of Synavant, the Director Defendants again had a duty to conduct a full and fair sale process to maximize value for the Synavant shareholders, which included an obligation to seek all material information reasonably available to determine whether the Cegedim offer provided the best value obtainable and to determine whether a superior offer was available.

        53.     In complete disregard of their fiduciary duties, and in violation of Delaware law, the Director Defendants prematurely entered into the Cegedim Merger Agreement with Cegedim that, among other things, exempted the favored Cegedim transaction from the effects of the Poison Pill and Section 203 (while leaving the defenses in place against Dendrite), granted to Cegedim an improper 5.7% termination and expense fee package and the right to match any offer by Dendrite and guaranteed certain employment of senior executives, all without the proper knowledge and information to conclude reasonably that the Cegedim offer provided the maximum value for Synavant’s shareholders.

        54.     Indeed, the proposed Cegedim transaction was not the result of a proper sale process, but rather the implementation of a foregone conclusion, as evidenced by the fact that it provides the Synavant shareholders with far less consideration than Dendrite’s superior all-cash, all share offer.

        55.     In agreeing to the proposed Cegedim transaction and locking it up without ensuring that greater value for the Synavant shareholders could not be obtained through a transaction with Dendrite, the Director Defendants violated their fiduciary duties.

        56.     Because the Cegedim Merger Agreement is the product of a breach of fiduciary duty, the agreement, including the impermissible termination fee provisions therein, are null and void and of no further force of effect.

        57.     Plaintiff has no adequate remedy at law.

COUNT II

Against The Director Defendants For
Breach Of Fiduciary Duty — Unocal

        57.     Plaintiff repeats and realleges the allegations in paragraphs 1 through 56.

        58.     Delaware law imposes a duty upon the Director Defendants to act reasonably and not to invoke defensive deal protection measures unless they are in response to a legitimate threat to Synavant’s corporate policy and effectiveness.

        59.     The Director Defendants had no reasonable grounds for believing that a danger to corporate policy and effectiveness existed from Dendrite’s all cash, all share superior offer. The Director Defendants had initiated an auction process by their decision to sell Synavant, and Dendrite’s offer is superior to the offer from Cegedim that the Director Defendants improperly and prematurely accepted.

        60.     The Director Defendants have breached their fiduciary duties by adopting the 5.7% termination and expense fee package and by virtue of their refusal to take all necessary steps, including exempting Dendrite’s offer from the restrictions of the Poison Pill and Section 203, so that the Dendrite offer can be fairly considered by the Synavant shareholders.

        61.     Plaintiff has no adequate remedy at law.

COUNT III

Against Cegedim and Jivago For Aiding And Abetting
The Director Defendants’ Breach Of Fiduciary Duty

        62.     Plaintiff repeats and realleges the allegations contained in paragraphs 1 through 61.

        63.     Defendants Cegedim and Jivago knowingly aided and abetted the Director Defendants in the breach of their fiduciary duties described above. Cegedim and Jivago knew that the Director Defendants had an absolute duty under Delaware law to conduct a fair and full sale process to ensure that the shareholders of Synavant received the best value reasonably attainable. Moreover, Cegedim and Jivago knew that the Director Defendants’ approval of the Cegedim Merger Agreement without ensuring that Dendrite’s offer did not provide superior value to the Synavant shareholders was a violation of those fiduciary duties.

        64.     Further, Cegedim and Jivago entered into the Cegedim Merger Agreement knowing that it included an impermissible 5.7% termination fee, which constituted a breach of the fiduciary duties of the Director Defendants, and that it was impermissible to exempt the Cegedim transaction from the effects of the Poison Pill and Section 203 while leaving those protections in place to block the superior Dendrite proposal.

        65.     Plaintiff has no adequate remedy at law.

COUNT IV

Against Synavant And The Director Defendants For Fraudulent Inducement

        66.     Plaintiff repeats and realleges the allegations in paragraphs 1 through 65.

        67.     Synavant and the Director Defendants fraudulently induced Dendrite to enter into the Confidentiality Agreement by falsely stating that Synavant would conduct a good faith evaluation and negotiation of Dendrite’s offers for the purchase of Synavant.

        68.     Dendrite reasonably relied on the statements made by Synavant in signing the Confidentiality Agreement.

        69.     Synavant, at no time, intended to perform a good faith evaluation of Dendrite’s offers.

        70.     As a result of Dendrite’s reasonable reliance, Dendrite has been damaged.

        71.     Among other things, such damages included Dendrite’s inability to contact the Synavant shareholders directly concerning its offer due to the provisions of the Confidentiality Agreement and, specifically, the Standstill Provision.

        72.     Had Dendrite known that Synavant did not intend to perform a good faith evaluation of Dendrite’s offers, Dendrite would not have entered into the Confidentiality Agreement and would have been free to take any number of actions to acquire Synavant including pursuing a tender offer to Synavant’s shareholders, which offer, upon information and belief, would have succeeded.

        73.     Plaintiff has no adequate remedy at law.

COUNT V

Against Synavant And The Director Defendants For Fraud

        74.     Plaintiff repeats and realleges the allegations in paragraphs 1 through 73.

        75.     Synavant made a series false representations to Dendrite concerning the auction process to purchase Synavant, in that Synavant, through Mr. Yetter, Alterity, and others, requested that Dendrite submit proposals that it had no intention of accepting.

        76.     Synavant made such series of false representations to Dendrite knowing that they were false, or with reckless indifference to the truth.

        77.     The series of false representations were made by Synavant, Mr. Yetter, Alterity and others with no intent to ever accept Dendrite’s offer, and with the intent to favor Cegedim and ultimately agree to an acquisition by Cegedim.

        78.     Dendrite’s actions were made with justifiable reliance upon the representations that, among other things, the auction was being conducted fairly and at arms-length.

        79.     As a result of such reliance, Dendrite has been damaged in that it has been precluded, among other things, from direct contact with Synavant’s shareholders prior to the adoption of the unlawful Cegedim Merger Agreement, including the particular provision thereof advancing Cegedim’s position.

        80.     Plaintiff has no adequate remedy at law.

COUNT VI

Against Synavant And Director Defendants For Breach of Contract

        81.     Plaintiff repeats and realleges the allegations in paragraphs 1 through 80.

        82.     Synavant and the Director Defendants breached the Confidentiality Agreement by, among other things, disclosing Dendrite’s offers to Cegedim and by unreasonably withholding consent to allow Dendrite to take actions to acquire Synavant.

        83.     Dendrite has suffered damages as a result of Synavant’s breach.

        84.     Plaintiff has no adequate remedy at law.

        WHEREFORE, Plaintiff Dendrite International, Inc. prays that this Court enter judgment against Defendants as follows:

        A.        Declaring that the Director Defendants have breached their fiduciary duties to Synavant and its stockholders;

        B.        Declaring that Cegedim and Jivago aided and abetted the breaches of fiduciary duties by the Director Defendants;

        C.        Temporarily, preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed Cegedim transaction, including the purchase of any shares of Synavant thereunder;

        D.        Declaring that the Cegedim Merger Agreement, including the illegal 5.7% termination and expense fee package, was entered into in breach of the Director Defendants’ fiduciary duties and therefore the agreement, and all rights granted therein, are null and void and of no further force or effect;

        E.        Ordering the Director Defendants to carry out their fiduciary duties to Plaintiff and the other shareholders of Synavant by taking all necessary steps to consummate the sale of Synavant to Dendrite as the highest bidder;

        F.        Ordering the Director Defendants to remove all impediments that would prevent Dendrite from having its superior offer considered by the Synavant shareholders;

        G.        In the event that the Proposed Cegedim Transaction is consummated, rescinding it and setting it aside;

        H.        Awarding compensatory damages against Defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest, arising from their breaches of fiduciary duty;

        I.        To the extent that Cegedim makes another offer for Synavant, requiring the Director Defendants to determine whether Dendrite is willing to offer superior value to the Synavant shareholders prior to entering into another agreement with Cegedim;

        J.        Awarding Plaintiff its costs and expenses, including reasonable attorneys’ fees and experts’ fees; and

K. Granting Plaintiff such other and further relief as the Court may deem just and proper.

MORRIS, NICHOLS, ARSHT & TUNNELL

——————————————
A. Gilchrist Sparks, III
David J. Teklits
Thomas W. Briggs, Jr.
1201 N. Market Street
P.O. Box 1347
Wilmington, DE 19899-1347
(302) 658-9200
Attorneys for Plaintiff

OF COUNSEL: Pitney, Hardin, Kipp & Szuch LLP Park Avenue at Morris County P.O. Box 1945 Morristown, New Jersey 07962-1945 April 21, 2003

Memo to Dendrite Staff

        As you may have read in the press or on the wire, Group Cegedim has made an offer to purchase Synavant. I can share with you that Dendrite has been actively attempting to purchase Synavant and that, in our opinion, the decision by the Board of Directors of Synavant to accept the Cegedim transaction was fundamentally improper.

        We have filed a series of legal documents to contend that the Synavant Board took an offer lower than Dendrite’s, and that our offer was more beneficial to their shareholders. In addition, we have increased our last offer price by almost 9% as an indication of our continued and focused intent to purchase the company.

        We believe that bringing Synavant and Dendrite together is fundamentally better for our joint customers, our mutual shareholders and our employees than is the case of allowing it to go to Cegedim. We believe that Dendrite and Synavant together create a strong competitive presence in Europe and important new business opportunities in other areas.

        However, we also believe that there is a proper price for Synavant reflecting its value to us. You will not see us pursuing Synavant beyond those levels which we believe make economic sense. If we can acquire the company in the correct price band, we will certainly do so. If not, we will return to our primary business and continue to grow Dendrite around the world and in Europe by providing the strongest possible competition to Cegedim and all of our other competitors.

        As you probably are aware, taking such matters into the “public arena” can be very disruptive initially and can seriously divert our attention from our primary goals.

        While almost none of you will have a direct role in this process, it is my specific request that we concentrate more than ever on growing our new business sales, expanding our current customers’ use of Dendrite products and services, and providing even higher levels of customer satisfaction during the time the public battle for Synavant is progressing. You and your team have an important role to play in ensuring we reach these goals.

        I will keep you updated with our progress on Synavant. In the meantime, we have all the opportunities we need to make this a sound second quarter and full year, so I hope you will help us remain focused on that goal.

        Any inquiries you receive from customers should be directed to me at (908)541-5872 or mail to: paul.zaffaroni@dendrite.com. Any inquiries you receive from media representatives, investors, analysts or other third parties should be immediately directed to Kathy Donovan at (908)541-5863 or kathy.donovan@dendrite.com.